Exhibit (a)(4)


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May 26, 2005


TO:      EQUITY UNIT HOLDERS OF CONCORD MILESTONE PLUS, LP

SUBJECT: AMENDED AND EXTENDED OFFER TO PURCHASE UNITS FOR $2.50 PER UNIT

Dear Unit holder:

We are amending and extending the Offer to Purchase (the "Offer") sent to you on April 27, 2005, by Sutter Opportunity Fund 3, LLC, Sutter Opportunity Fund 3
(TE), LLC, SCM Special Fund, LLC, and MacKenzie Patterson Fuller, Inc. (the "Purchasers") for any and all outstanding Equity Units, each Equity Unit consisting of one Class A Interest and one Class B Interest ( with each such Equity Unity referred to herein as a "Unit") in CONCORD MILESTONE PLUS, LP, (the "Company") at a purchase price equal to:

                                 $2.50 per Unit

The General Partner declared a $0.0326 per Unit distribution, which pursuant to the terms of the Offer would have reduced the Offer Price by that amount; however, we are now amending the Offer to increase the Offer Price back up to $2.50 per Unit. Further, we are extending the Expiration Date to June 10, 2005.

The Purchasers are making the following additional disclosures or clarifications: (1) the Offer is for "Equity Units," each of which consist of a Class A and Class B Interest. We are not offering to purchase Class A or B Interests separately; (2) In addition to the recent trading prices indicated in our Offer, there were trades at $1.50 per Equity Unit in the Fourth Quarter 2004 according to the Stanger Report, and the General Partner has indicated that it processed trades since December 31, 2004 ranging from $0.75 to $1.65 per Equity Unit; (3) the Offer will not have a subsequent offering period; (4) Section 6 of the Offer is not limited to general information only; (5) if the Offer results in there being fewer than 300 Unit holders in the Partnership, the Purchasers would advocate deregistration to save compliance time and costs, but this would result in the concomitant loss of the protections afforded to the remaining Unit holders from registration under the Securities Exchange Act; (6) the original Offer incorrectly identified one of the Purchasers as SCM-CMP Acquisition Fund, but the correct name is SCM Special Fund, LLC; and (7) the estimate of Purchasers' fees and expenses in Section 12 should be $37,000.

To respond to our offer, instruct your broker to tender your Units to Depository Trust Company, or complete and return a Letter of Transmittal to the Purchasers. As of the date hereof, a total of 18,497 Units have been tendered by securities holders and not withdrawn. No other Units have been tendered to date.


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Additional copies of the Letter of Transmittal and Offer documents may be obtained free of charge by contacting the Purchasers at the number below, or at our website, www.mpfi.com (click on MPF Tenders), or from the Securities Exchange Commission website at www.sec.gov. If you elect to tender your Units with a Letter of Transmittal, fax a duly completed and executed copy of the Letter of Transmittal, and any other documents required by the Letter of Transmittal, to the Purchasers at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119
                             Email: offers@mpfi.com

If you have any questions or need assistance, please call the Purchasers at
(800) 854-8357. This Offer expires (unless extended) June 10, 2005.